SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                   (Rule 13D)

                    Under the Securities Exchange Act of 1934

                             Intellisync Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458176104
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                                 (CUSIP Number)

                                Kaarina Stahlberg
                    Vice President, Assistant General Counsel
                                Nokia Corporation
                                Keilalahdentie 4
                                  P.O. Box 226
                              FIN-00045 Nokia Group
                                 +358-71-8008000

                                 With a copy to:
                              Kenton J. King, Esq.
                             Celeste E. Greene, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                        525 University Avenue, Suite 1100
                           Palo Alto, California 94301
                                 (650) 470-4500

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 28, 2005
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

---------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Nokia Corporation
---------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) [ ]
                                                                (b) [x]
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3.  SEC USE ONLY

---------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not applicable
---------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                       [  ]
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6.  Citizenship or Place of Organization

    Helsinki, Finland
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Number of              7.      Sole Voting Power
Shares
Beneficially                   0
Owned by
Each
Reporting
Person with
---------------------------------------------------------------------------
                       8.      Shared Voting Power

                               9,027,147
---------------------- ------- --------------------------------------------
                       9.      Sole Dispositive Power

                               0
---------------------- ------- --------------------------------------------
                       10.     Shared Dispositive Power

                               0
--------- -----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    9,027,147
---------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                      [  ]
--------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

          12.29% (1)
--------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
--------------------------------------------------------------------------

(1) Based on 73,463,652 shares of Common Stock (as defined in Item 1 below) outstanding, of which 67,492,114 shares of Common Stock were issued and outstanding as of November 15, 2005, including 5,971,538 shares of restricted Common Stock and options to purchase shares of Common Stock that are deemed to be outstanding for purposes of this calculation pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

---------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Nokia Holding Inc.
    58-1248993
---------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [x]
---------------------------------------------------------------------------
3.  SEC USE ONLY

---------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    Not applicable
---------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                    [  ]
---------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Georgia
---------------------------------------------------------------------------
Number of           7.      Sole Voting Power
Shares
Beneficially                0
Owned by
Each
Reporting
Person with
---------------------------------------------------------------------------
                    8.      Shared Voting Power

                            9,027,147
---------------------------------------------------------------------------
                    9.      Sole Dispositive Power

                            0
---------------------------------------------------------------------------
                    10.     Shared Dispositive Power

                            0
---------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    9,027,147
---------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                  [  ]
---------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    12.29% (1)
---------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
---------------------------------------------------------------------------


(1) Based on 73,463,652 shares of Common Stock (as defined in Item 1 below) outstanding, of which 67,492,114 shares of Common Stock were issued and outstanding as of November 15, 2005, including 5,971,538 shares of restricted Common Stock and options to purchase shares of Common Stock that are deemed to be outstanding for purposes of this calculation pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

---------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Nokia Inc.
    59-3127709
---------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [ ]
                                                               (b) [x]
--------- -----------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          Not applicable
---------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
                                                                   [  ]
---------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
---------------------------------------------------------------------------
Number of              7.      Sole Voting Power
Shares
Beneficially                   0
Owned by
Each
Reporting
Person with
---------------------- ------- --------------------------------------------
                       8.      Shared Voting Power

                               9,027,147
---------------------- ------- --------------------------------------------
                       9.      Sole Dispositive Power

                               0
---------------------- ------- --------------------------------------------
                       10.     Shared Dispositive Power

                               0
--------- -----------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    9,027,147
---------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                   [  ]
---------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    12.29% (1)
---------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

           CO
---------------------------------------------------------------------------

(1) Based on 73,463,652 shares of Common Stock (as defined in Item 1 below) outstanding, of which 67,492,114 shares of Common Stock were issued and outstanding as of November 15, 2005, including 5,971,538 shares of restricted Common Stock and options to purchase shares of Common Stock that are deemed to be outstanding for purposes of this calculation pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

         The class of equity security to which this Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Intellisync Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2550 North First Street, Suite 500, San Jose, California 95131.

Item 2. Identity and Background.

         The names of the persons filing this Schedule 13D are Nokia Corporation, a corporation organized under the laws of the Republic of Finland, Nokia Holding Inc., a Georgia corporation and wholly-owned subsidiary of Nokia Corporation, and Nokia Inc., a Delaware corporation and wholly-owned subsidiary of Nokia Holding Inc. ("Nokia"). Nokia Corporation is the world's largest manufacturer of mobile devices and a leader in mobile networks. Nokia Corporation connects people to each other and the information that matters to them with mobile devices and solutions for voice, data, imaging, games, multimedia and business applications. Nokia Corporation also provides equipment, solutions and services for its operator and enterprise customers.

         The business address of Nokia Corporation is Keilalahdentie 4, P.O. Box 226, FIN-00045, Nokia Group. The business address of each of Nokia Holding, Inc. and Nokia is 6000 Connection Drive, Irving, TX 75039, USA.

         The name, citizenship, principal occupation and business address of each executive officer and director of Nokia Corporation, Nokia Holding Inc. and Nokia are set forth in Schedule I hereto, which is incorporated by reference herein.

         During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I hereto) has been
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

         Nokia has entered into a voting agreement, dated November 15, 2005, with each of the directors and executive officers of the Issuer, as described in
Item 4 below. The voting agreements were entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and Nokia did not pay any additional consideration in connection with the execution and delivery of the voting agreements.


Item 4. Purpose of Transaction.

         On November 15, 2005, the Issuer, Nokia and Jupiter Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of Nokia ("AcquisitionCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of Nokia. The Merger Agreement contemplates that AcquisitionCo will merge with and into the Issuer (the "Merger") and each share of the Issuer's Common Stock (the "Shares"), except for treasury shares and dissenting shares, will be converted into the right to receive $5.25 in cash per share (the "Merger Consideration") following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer stockholder approval for the transactions contemplated thereby.

         In connection with the Merger Agreement, and as a condition and inducement to Nokia's willingness to enter into the Merger Agreement, Woodson Hobbs, Terrence Valeski, Said Mohammadioun, J. Keith Kitchen, Scott Hrastar, Blair Hankins, Robert Gerber, Clyde Foster, David P. Eichler, Keith A. Cornell, Kristen Berg-Painter, Richard W. Arnold and Michael Clair (the "Principal Stockholders") entered into voting agreements with Nokia, each dated as of November 15, 2005 (each, a "Voting Agreement") with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the "Owned Shares"). The Owned Shares include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

         Pursuant to the Voting Agreements, each of the Principal Stockholders appointed Nokia and any designee of Nokia as such Principal Stockholder's proxy and attorney-in-fact to vote and act on each such Principal Stockholder's behalf and in each such Principal Stockholder's name, place and stead with respect to such Principal Stockholder's Owned Shares, at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment or postponement of any such meeting and to act by written consent with respect to each such Principal Stockholder's Owned Shares.

         Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to grant any subsequent proxy with respect to such Principal Stockholder's Owned Shares. Each Principal Stockholder further irrevocably and unconditionally agreed (i) to vote or consent, or cause to be voted or consented, the Owned Shares in favor of the Merger Agreement and the consummation of the Merger if Nokia is unable to vote the Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Merger with respect to all of the Owned Shares; and (iii) with respect to any Owned Shares, to vote or execute and deliver any written consent against any opposing or competing proposal or action that would be inconsistent with or frustrate the purposes of the Voting Agreement, the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

         Each Principal Stockholder also agreed that he will not, without the prior written consent of Nokia, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the disposition of, any of the Owned Shares or any securities convertible into or exchangeable for Shares, or (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing his or its obligations under the Voting Agreement, including, without limitation, granting a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares. Each Principal Stockholder further agreed that the Voting Agreement and each Principal Stockholder's obligations thereunder attached to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

         The Voting Agreements terminate on the earlier of (i) the closing of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

         The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the Voting Agreement, attached as
Exhibit 99.2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

         (a) Nokia, pursuant to the Voting Agreements, has acquired the right to vote in favor of the Merger (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Nokia, Nokia Holding Inc. and Nokia Corporation may be deemed to have shared beneficial ownership of 9,027,147 Shares, representing 12.29% of the outstanding Shares. Nokia, Nokia Holding Inc. and Nokia Corporation and the other persons named in Item 2 disclaim beneficial ownership of such Shares.

         (b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Nokia, Nokia Holding Inc. and Nokia Corporation may be deemed to have shared power to vote or to direct the voting of 9,026,547 Shares pursuant to the Voting Agreements as described in Item 4. Except as set forth in this Schedule 13D, to the knowledge of Nokia, Nokia Holding Inc. and Nokia Corporation, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Nokia, Nokia Holding Inc. or Nokia Corporation or, to the knowledge of Nokia, Nokia Holding Inc. and Nokia Corporation, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Copies of the Merger Agreement and the Voting Agreement are filed as
Exhibit 99.1 and Exhibit 99.2 to the Issuer's Form 8-K filed on November 17, 2005 and are incorporated herein by reference. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

         Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Nokia, Nokia Holding Inc. and Nokia Corporation, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Agreement and Plan of Merger, dated November 15, 2005, by and among Nokia Inc., Jupiter Acquisition Corporation and Intellisync Corporation (incorporated herein by reference to Exhibit 2.01 to the Issuer's Current Report on Form 8-K, filed November 17, 2005 (Commission File No. 000-21709)).

Exhibit 99.2      Voting Agreement, dated November 15, 2005, by and among
                  Nokia Inc., Intellisync Corporation and certain stockholders of Intellisync Corporation. (incorporated herein by reference to Exhibit 10.42 to the Issuer's Current Report on Form 8-K, filed November 17, 2005 (Commission File No. 000-21709)).

Exhibit 99.3 Joint Filing Agreement, dated November 28, 2005, by and between Nokia Corporation, Nokia Holding Inc. and Nokia Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                       NOKIA CORPORATION

                       By: /s/ Kaarina Stahlberg
                           -------------------------------------------
                           Name:  Kaarina Stahlberg
                           Title: Vice President and Assistant General Counsel



                       By: /s/ Susanne Mattsson
                           -------------------------------------------
                           Name:  Susanne Mattsson
                           Title: Director, Legal



                       NOKIA HOLDING INC.

                       By: /s/ Eric Marmurek
                           -------------------------------------------
                           Name:  Eric Marmurek
                           Title: Assistant Secretary



                       NOKIA INC.

                       By: /s/ Eric Marmurek
                           -------------------------------------------
                           Name:  Eric Marmurek
                           Title: Director, Tax




Dated: November 28, 2005

                                   SCHEDULE I

              Directors and Executive Officers of Nokia Corporation

         The following table sets forth the name and present principal occupation of each of the executive officers and directors of Nokia Corporation. Unless otherwise indicated, the current business address of each of these individuals at Nokia Corporation is Keilalahdentie 4, P.O. Box 226, FIN-00045, Nokia Group, and each of these individuals is a citizen of the Republic of Finland.

Name and Business or Home       Position with Nokia Corporation and Present
Address and Citizenship         Principal Occupation or Employment

Jorma Ollila                    Chairman of the Board of Nokia Corporation
                                Chairman and Chief Executive Officer of Nokia
                                      Corporation
                                Chairman of the Group Executive Board of Nokia
                                      Corporation
                                Member of the Board of Ford Motor Company
                                Vice Chairman of the Board of UPM-Kymmene
                                      Corporation
                                Vice Chairman of the Board of Otava Books and
                                      Magazines Group Ltd.
                                Chairman of the Board and the
                                Supervisory Board of Finnish Business
                                      and Policy Forum EVA
                                Chairman of the Board and the Supervisory
                                      Board of The Research Institute of the
                                      Finnish Economy ETLA
                                Member of The European Round Table of
                                      Industrialists

Paul J. Collins                 Vice Chairman of the Board of Nokia Corporation
                                Member of the Board of BG Group
(United States)                 Member of the Board of The Enstar Group, Inc.
                                Member of the Supervisory Board of Actis
                                      Capital LLP

Georg Ehrnrooth                 Member of the Board of Nokia Corporation
                                Chairman of the Board of Assa Abloy AB (publ)
                                Vice Chairman of the Board of Rautaruukki
                                      Corporation
                                Member of the Board of Oy Karl Fazer Ab,
                                Member of the Board of Sandvik AB (publ)
                                Member of the Board of Sampo plc
                                Vice Chairman of the Board of The Research
                                      Institute of the Finnish Economy ETLA
                                Vice Chairman of the Board of Finnish Business
                                      and Policy Forum EVA

Daniel R. Hesse                 Member of the Board of Nokia Corporation
                                CEO of Sprint Communication, Local
(United States)                       Telecommunications Division
                                Member of the Board of Terabeam Wireless
                                Member of the Board of the VF Corporation
                                Member of the National Board of Governors of
                                      the Boys & Girls Clubs of America

Dr. Bengt Holmstrom             Member of the Board of Nokia Corporation
                                Paul A. Samuelson Professor of Economics at MIT,
                                      joint appointment at the MIT Sloan School of Management
                                Member of the Board of Kuusakoski Oy
                                Member of the American Academy of Arts
                                      and Sciences
                                Foreign Member of The Royal Swedish Academy
                                      of Sciences

Per Karlsson                    Member of the Board of Nokia Corporation
                                Independent Corporate Advisor of Nokia
(Sweden)                              Corporation
                                Member of the Board of IKANO Holdings S.A.

Edouard Michelin                Member of the Board of Nokia Corporation
                                Managing Partner and Chief Executive Officer
(France)                              of Michelin Group
                                Member of the World Business Council for
                                      Sustainable Development (WBCSD)

Dame Marjorie Scardino          Member of the Board of Nokia Corporation
                                Chief Executive and member of the Board of
(United States)                       Pearson plc

Vesa Vainio                     Member of the Board of Nokia Corporation
                                Chairman of the Board of UPM-Kymmene
                                      Corporation

Arne Wessberg                   Member of the Board of Nokia Corporation
                                President of the European Broadcasting
                                      Union (EBU)
                                Member of the Board of Arcada Polytechnic
                                Member of the Board of the International Academy
                                      of Television Arts & Sciences
                                Member of the Trilateral Commission (Europe)

Robert Andersson                Executive Vice President, Customer and Market
                                      Operations of Nokia Corporation

Simon Beresford-Wylie           Executive Vice President and General Manager,
                                      Networks of Nokia Corporation
(United Kingdom and Australia)

Olli-Pekka Kallasvuo            President and Chief Executive Officer of Nokia
                                      Corporation
                                Chairman of the Board of Sampo plc
                                Member of the Board of EMC Corporation

Pertti Korhonen                 Executive Vice President, Chief Technology
                                      Officer of Nokia Corporation

Mary T. McDowell                Executive Vice President and General Manager,
                                      Enterprise Solutions of Nokia Corporation
(United States)                 Member of the Board of Visitors for the College
                                      of Engineering at the University of
                                      Illinois

Hallstein Moerk                 Executive Vice President, Human Resources of
                                      Nokia Corporation
(Norway)                        Member of the Board of Advisors for Center for
                                      HR Strategy, Rutgers University


Tero Ojanpera                   Executive Vice President, Chief Strategy Officer
                                      of Nokia Corporation
                                Chairman of Nokia Foundation
                                Vice Chairman of the Center for Wireless
                                      Communications, Oulu University
                                Member of the Board of Technomedicum Research
                                      Institute
                                Member of IST Advisory Group (ISTAG) for the
                                      European Commission
                                Member of the Board of the Foundation of Finnish
                                      Institute in Japan
                                Member of the Industrial Advisory Council of
                                      Center for TelelnFrastruktur (CTIF),
                                      Aalborg University
                                Member of the Institute of Electrical and
                                      Electronics Engineers, Inc. (IEEE)

Richard A. Simonson             Executive Vice President, Chief Financial
                                      Officer of Nokia Corporation
(United States)

Veli Sundback                   Executive Vice President, Corporate Relations
                                      and Responsibility of Nokia Corporation
                                Member of the Board of Finnair Oyj
                                Member of the Board and its executive committee
                                      of Confederation of Finnish Industries
                                      (EK)
                                Vice Chairman of the Board of Technology
                                      Industries of Finland
                                Member of the Bureau of the United Nations
                                      Information and Communication Technologies
                                      Task Force (UN ICT TF)
                                Vice Chairman of the Board of the International
                                      Chamber of Commerce, Finnish Section
                                Chairman of the Board of the Finland-China Trade
                                      Association

Anssi Vanjoki                   Executive Vice President and General Manager,
                                      Multimedia of Nokia Corporation
                                Member of the Board of Amer Group Plc

Dr. Kai Oistamo                 Executive Vice President and General Manager,
                                      Mobile Phones of Nokia Corporation

             Directors and Executive Officers of Nokia Holding Inc.

         The following table sets forth the name and present principal occupation of each of the executive officers and directors of Nokia Holding Inc. Unless otherwise indicated, the current business address of each of these individuals at Nokia Holding Inc. is 6000 Connection Drive, Irving, TX 75039, USA, and each of these individuals is a citizen of the United States of America.

Name and Business or Home        Position with Nokia Holding Inc. and Present
Address and Citizenship          Principal Occupation or Employment



Timothy P. Eckersley            Member of the Board of Nokia Holding Inc.
                                Vice President and Secretary of Nokia
                                      Holding Inc.
                                Member of the Board of Nokia Inc.
                                Senior Vice President, Customer and Market
                                      Operations (Americas) of Nokia Inc.

Patricia McHugh                 Member of the Board of Nokia Holding Inc.
                                Vice President, Treasurer and Chief Financial
                                      Officer of Nokia Holding Inc.
                                Member of the Board of Nokia Inc.
                                Controller, Customer and Market Operations
                                      (North America) of Nokia Inc.

Richard W. Stimson              Member of the Board of Nokia Holding Inc.
                                President of Nokia Holding Inc.
                                Member of the Board of Nokia Inc.
                                President and Legal Counsel of Nokia Inc.

Eric Marmurek                   Assistant Secretary of Nokia Holding Inc.
                                Director, Tax (United States) of Nokia Inc.

Arto Sirvio                     Assistant Treasurer of Nokia Holding Inc.
                                Director, Treasury (United States) of Nokia Inc.
709 Westchester Ave.
White Plains, NY 10604

(Republic of Finland)

                 Directors and Executive Officers of Nokia Inc.

         The following table sets forth the name and present principal occupation of each of the executive officers and directors of Nokia Inc. Unless otherwise indicated, the current business address of each of these individuals at Nokia Inc. is 6000 Connection Drive, Irving, TX 75039, USA, and each of these individuals is a citizen of the United States of America.

Name and Business or Home       Position with Nokia Inc. and Present Principal
Address and Citizenship         Occupation or Employment


Timothy P. Eckersley            Member of the Board of Nokia Inc.
                                Senior Vice President, Customer and Market
                                      Operations (Americas) of Nokia Inc.
                                Member of the Board of Nokia Holding Inc.
                                Vice President and Secretary of Nokia Holding
                                      Inc.

Patricia McHugh                 Member of the Board of Nokia Inc.
                                Controller, Customer and Market Operations
                                      (North America) of Nokia Inc.
                                Member of the Board of Nokia Holding Inc.
                                Vice President, Treasurer and Chief Financial
                                      Officer of Nokia Holding Inc.

Richard W. Stimson              Member of the Board of Nokia Inc.
                                President and Legal Counsel of Nokia Inc.
                                Member of the Board of Nokia Holding Inc.
                                President of Nokia Holding Inc.

Eliane Hall                     Vice President, Human Relations of Nokia Inc.

Paul Chellgren                  Vice President, Customer and Market Operations
                                      and Carrier Sales of Nokia Inc.

Timo Ihamuotila                 Senior Vice President, Mobile Phones and
                                      CDMA of Nokia Inc.
12278 Scripps Summit Drive
San Diego, CA 92131

(Republic of Finland)

Adele Louise Pentland           Vice President, Enterprise Solutions and Legal
                                      of Nokia Inc.
(United Kingdom)

Mark Louison                    Senior Vice President, Networks and Customer
                                      and Market Operations (North America) of
1040 Crowne Pointe Pwy.               Nokia Inc.
Suite 900
Atlanta, CA 30338

William Plummer                 Vice President, Communications (North America)
                                      of Nokia Inc.
1401 K St. NW, Ste 450
Washington, D.C. 20036

Jo Harlow                       Vice President, Customer and Market Operations,
                                      Mobile Phones and Marketing of Nokia Inc.

Greg Shortell                   Senior Vice President, Enterprise Solutions,
                                      Human Resources and Sales & Marketing of
                                      Nokia Inc.

Nigel Rundstrom                 Vice President, Multimedia and Sales &
                                      Development Channel of Nokia Inc.
709 Westchester Ave.
White Plains, NY 10604

(United Kingdom)

Eric Marmurek                   Director, Tax (United States) of Nokia Inc.
                                Assistant Secretary of Nokia Holding Inc.

Arto Sirvio                     Director, Treasury (United States) of Nokia Inc.
                                Assistant Treasurer of Nokia Holding Inc.
(Republic of Finland)

Mia Veikkolainen                Director, Finance & Control (United States) of
                                      Nokia Inc.
(Republic of Finland)